September 25, 2018

Robert Wagner
President, Chief Executive Officer
OneLife Technologies Corp.
5005 Newport Dr.
Rolling Meadows, IL 60008

       Re: OneLife Technologies Corp.
           Form 10-KT for the Fiscal Period Ended December 31, 2017 Filed June 25, 2018
           File No. 000-55910

Dear Mr. Wagner:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-KT for the Fiscal Period Ended December 31, 2017

Corporate Background
Our Business, page 5

1. You disclose that your monitoring and tracking technologies are patented. Describe the patents you hold for each of your products, including the duration of each. Clarify whether you directly own or license the patents from third parties. Refer to Item 101 of
      Regulation S-K.
2. Revise your disclosure to reflect the current stage of development with each of your products. We note you state that you have created a suite of proprietary, patented, medical grade monitoring and tracking technologies. However, your disclosure also indicates that your products are still in the development phase and have not been completed.
 Robert Wagner
FirstName LastNameRobert Wagner
OneLife Technologies Corp.
Comapany 25, 2018
September NameOneLife Technologies Corp.
September 25, 2018 Page 2
Page 2
FirstName LastName
The Products, page 6

3. Expand your discussion here to address the FDA approval process. Disclose what steps the company has taken in furtherance of such approval and the anticipated timeline.
4. With respect to the graphics included on pages 6, 7, and 8, clarify whether these are images of your actual products or prototypes.
The Market, page 8

5. Expand your discussion to explain the basis for your belief that your business and/or products can impact diseases such as Ebola and Zika.
Strategic Partners, page 10

6. Describe the nature of each of the strategic partnerships you list on page 10. You should also include any such material agreements as exhibits. Explain how each of your strategic partners furthers your operational plans.
Compliance with Government Regulation, page 11

7. Expand your disclosure here to address, in sufficient detail, the effect of existing or probable governmental regulations on your business. We note your disclosure that your technology will be "FDA approved" and "HIPAA compliant."
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 13

8. With respect to your substitution of a $1 million note payable, largely due during 2018, for a $466,044 note payable plus accrued interest note due to Angelfish Investments Plc., please:
           Discuss the business rationale underlying that transaction;
           Address whether Angelfish intended to call the demand loan; and Explain why it was beneficial for you to also compensate Angelfish with 200,000 of
             your common shares and with 200,000 common share warrants.
9. Please expand your discussion and analysis to focus on your planned acquisition of Yinuo
         Technologies, Ltd. If material, include descriptions and amounts reflecting the expected impact of this planned acquisition on your future operations as required by Instruction 3 to
         Item 303(a) of Regulation S-K. Similarly, address your commitments to Yinuo as required by Item (303)(a)(2) of Regulation S-K.
10. As reflected in the second paragraph on page 13, it appears that Angelfish Investments,
         Plc., your creditor, also charges you management fees. Tell us, and disclose if material, the nature of the management services provided to you by Angelfish and the contractual terms governing this arrangement.
 Robert Wagner
OneLife Technologies Corp.
September 25, 2018
Page 3
Intangible Assets, page 15

11. We note that you own 50% of the intellectual property developed by Yinuo Technogies
         Ltd., a PRC company. Please tell us the following:
           Describe for us the nature and type of such intellectual property. For example, tell us whether it represents patents, trade secrets, capitalized research and development costs, software costs or other technological assets;
           Describe for us the extent and limitations of your rights to exploit them for your benefit; and
           Describe for us how you plan to use such intellectual property in your operations.
Code of Ethics, page 19

12. Explain why you have not adopted a code of ethics. Refer to Item 406(a) of Regulation S-
         K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Carlos
Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-
3257 with any other questions.



FirstName LastNameRobert Wagner                               Sincerely,
Comapany NameOneLife Technologies Corp.
                                                              Division of
Corporation Finance
September 25, 2018 Page 3                                     Office of
Telecommunications
FirstName LastName